SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 28, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on March 28, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 28 March 2013

ING nominates Carin Gorter, Hermann-Josef Lamberti and Isabel Martín Castellá as members of Supervisory Board

ING announced today it will propose to the 2013 annual General Meeting (AGM) the appointment of Carin Gorter, Hermann-Josef Lamberti and Isabel Martín Castellá to the Supervisory Board. The AGM will be held on 13 May 2013 and the appointments will be effective as of that date.

Carin Gorter (1963, Dutch) is currently active as an independent advisor and consultant to a number of companies and organisations. She was a member of the Monitoring Committee on the Dutch Banking Code. Carin Gorter is a certified public accountant and previously held several positions in the areas of risk, control, audit and compliance within ABN AMRO, including Head of Group Compliance & Security between 2004 and 2008. She serves on the Supervisory Boards of healthcare insurer VGZ, hospital OLVG and of CBR, the Dutch central office for driver license testing.

Hermann-Josef Lamberti (1956, German) was a Member of the Management Board of Deutsche Bank AG from 1999 until June 2012, lastly in the position of Chief Operating Officer. From 1984 he held various management positions within IBM, working in Europe and the United States in the fields of controlling, internal application development, sales, personal software, marketing and brand management. In 1997, he was appointed Chairman of the Management Board of IBM Germany. Hermann-Josef Lamberti currently is Non-Executive member of the Board of EADS N.V.

Isabel Martín Castellá (1947, Spanish) currently is CEO of España Expansión Exterior, which promotes the participation of Spanish companies in international contracts. Previously she was CEO of Madrid International Financial Centre between 2006 and 2011. From 2000 until 2006 Isabel Martín Castellá served as Member of the Board of Governors of the European Investment Bank. From 1987 until 2006 she was Deputy Director General Global Structured Finance at Banco Santander.

The proposed appointments are subject to approval by the Dutch Central Bank (DNB).

The full details of proposed appointments, including those announced earlier, are included in the proxy materials relating to ING’s annual General Meeting (AGM) to be held on Monday, 13 May 2013. The proxy materials will be available on the ING website (www.ing.com ) as of today.

The proxy materials also include:

•	The convocation for the AGM which includes the agenda with explanation and the announcements that are required by virtue of the law and the Articles of Association of ING Groep N.V.;

•	The 2012 Annual Report of ING Groep N.V. including the Annual Accounts, other information and the reports of the Executive Board and the Supervisory Board as published on 22 March 2013;

•	Any other information and documents as required by law.

As announced on 22 March, the printed version of the ING Group Annual Report in English will be available as of 4 April 2013.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risk factors and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: March 28, 2013